IVY FUNDS DISTRIBUTOR, INC.

January 29, 2009

BY EDGAR AND E-MAIL

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Ivy Funds, Inc. (Registrant)
File Nos. 811-6569 and 33-45961/CIK #883622
Post-Effective Amendment No. 65

Ladies and Gentlemen:

REQUEST FOR ACCELERATION. As the principal underwriter of the Ivy Funds, Inc. (the “Funds”), and pursuant to the Securities and Exchange Commission’s authority under Rule 461(a) and Rule 485(a)(3) of the General Rules and Regulations under the Securities Act of 1933, we request that effectiveness of the Registration Statement filed on behalf of the Funds on January 29, 2010, be accelerated to Tuesday, March 30, 2010 or as soon as practicable thereafter.

Very truly yours,

By:	/s/ Mark P. Buyle
Name:	Mark P. Buyle
Title:	Senior Vice President and Associate General Counsel